Exhibit 99.1

Canadian Solar Reports First Quarter 2024 Results and Announces Appointment of Chief Financial Officer

Guelph, Ontario, May 9, 2024 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the first quarter ended March 31, 2024.

Highlights

•	Solar module shipments of 6.3 GW, in line with guidance of 6.1 GW to 6.4 GW.

•	Net revenues of $1.3 billion, in line with guidance of $1.2 billion to $1.4 billion.

•	19.0% gross margin, at the high end of 17% to 19% guidance range.

•	Net income attributable to Canadian Solar of $12 million or $0.19 per diluted share.

•	Record quarterly delivery by e-STORAGE, with revenue topping the total of 2023.

•	Appointment of Mr. Xinbo Zhu as Senior Vice President and Chief Financial Officer, effective May 15, 2024. Most recently, Mr. Zhu served as Chief Supply and Risk Officer of Recurrent Energy. Dr. Huifeng Chang, who has served as Chief Financial Officer since May 2016, will transition into his new role within the Company as Chief Strategy Officer.

Dr. Shawn Qu, Chairman and CEO, commented, “Shipments, revenue, and gross margin met our expectations. We continue to apply tailored strategies across our diverse businesses. In our module business, we are concentrating on profitable growth and expanding our market share in key strategic markets. Demand remains robust, and we are witnessing signs of improvement in distributed generation markets and select geographies. At Recurrent Energy, we are working to close the BlackRock investment and executing on our expansive solar and battery energy storage project development pipeline. At the same time, our e-STORAGE platform continues to grow rapidly, as we secure contracts in new markets and advance our proprietary technologies for both utility-scale and residential applications.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “Despite the seasonally softer first quarter, we delivered strong results. Our strategic approach to managing volume significantly enhanced our margins. This improvement was supported by a decrease in polysilicon prices and our continued ramping of N-type TOPCon capacity. With the rapid phaseout of PERC and the narrowing cost differential between these technologies, TOPCon has become the market’s preferred choice. We are well-positioned, as we continue to reduce our manufacturing costs and enhance vertical integration. Additionally, e-STORAGE delivered a record quarter, achieving volume and revenue comparable to the totals for all of 2023.”

Ismael Guerrero, CEO of Canadian Solar’s Recurrent Energy subsidiary, said, “Following our announcement of a $500 million capital commitment from BlackRock in January, we have secured most requisite regulatory approvals and are expecting to obtain the rest in due course. We are dedicated to executing our extensive project pipeline, which includes nearly 1.5 GW of solar projects currently under construction. This quarter, we also expanded our presence in Spain with a strategic acquisition, adding over 420 MWp to our pipeline.”

Dr. Huifeng Chang, Senior VP and CFO, added, “For the first quarter of 2024, we reported $1.3 billion in revenue, a gross margin of 19.0%, and net income of $12 million, achieving results within our guidance. We efficiently progressed our strategic manufacturing initiatives across vertical integration, N-type TOPCon capacity, and U.S. supply chain. Our total assets have surpassed $12 billion, driven by significant growth in project assets and solar power systems, setting the stage for future profit generation. Finally, we concluded the quarter with a strong cash position of $2.9 billion.”

First Quarter 2024 Results

Total module shipments recognized as revenues in the first quarter of 2024 were 6.3 GW, up 4% year-over-year (“yoy”). Of the total, 236 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the first quarter of 2024 decreased 22% quarter-over-quarter (“qoq”) and 22% yoy to $1.3 billion. The sequential decrease primarily reflects a decline in solar module shipment volume, a decline in module average selling price (“ASP”), partially offset by higher battery energy storage solutions sales. The yoy decrease primarily reflects a decline in module ASP, partially offset by higher battery energy storage solutions sales and an increase in solar module shipment volume.

Gross profit in the first quarter of 2024 was $253 million, up 18% qoq and down 21% yoy. Gross margin in the first quarter of 2024 was 19.0%, compared to 12.5% in the fourth quarter of 2023 and 18.7% in the first quarter of 2023. The gross margin sequential increase was primarily caused by lower manufacturing costs, partially offset by lower module ASPs. The gross margin yoy increase was primarily driven by lower manufacturing costs and a higher margin contribution from battery energy storage solutions sales, partially offset by lower module ASPs.

Total operating expenses in the first quarter of 2024 were $204 million, compared to $213 million in the fourth quarter of 2023 and $172 million in the first quarter of 2023.

Depreciation and amortization charges in the first quarter of 2024 were $110 million, compared to $89 million in the fourth quarter of 2023 and $68 million in the first quarter of 2023. The sequential and yoy increases were primarily driven by the Company’s continued investment in vertical integration and incremental capacity expansion.

Net interest expense in the first quarter of 2024 was less than $1 million, compared to $18 million in the fourth quarter of 2023 and $12 million in the first quarter of 2023. The sequential and yoy decreases in net interest expense were mainly driven by an interest benefit deriving from the interest income generated by anti-dumping and countervailing duty deposit refunds.

Net foreign exchange and derivative loss in the first quarter of 2024 was $4 million, compared to a net gain of less than $1 million in the fourth quarter of 2023 and a net loss of $13 million in the first quarter of 2023.

Net income attributable to Canadian Solar in the first quarter of 2024 was $12 million, or $0.19 per diluted share, compared to a net loss of $1 million, or $0.02 per diluted share, in the fourth quarter of 2023, and net income of $84 million, or $1.19 per diluted share, in the first quarter of 2023.

Net cash flow used in operating activities in the first quarter of 2024 was $291 million, compared to net cash flow provided by operating activities of $190 million in the fourth quarter of 2023 and $47 million in the first quarter of 2023. The operating cash outflow primarily resulted from increased inventories and project assets.

Total debt was $4.3 billion as of March 31, 2024, including $2.2 billion, $1.9 billion, and $0.2 billion related to CSI Solar, Recurrent Energy, and convertible notes respectively. Total debt increased as compared to $3.6 billion as of December 31, 2023 due to incremental borrowings for working capital and additional vertical integration for CSI Solar, and new project development for Recurrent Energy.

Business Segments

The Company has two business segments: Recurrent Energy and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy is one of the world’s largest clean energy project development platforms with 15 years of experience, having delivered over 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits, and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery energy storage business includes its utility-scale turnkey battery energy system solutions, as well as a small but growing residential battery energy storage business. These battery energy storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Recurrent Energy Segment

As of March 31, 2024, the Company held a leading position with a total global solar development pipeline of 26 GWp and a battery energy storage development pipeline of 56 GWh.

While Recurrent Energy’s business model was historically predominantly develop-to-sell, the Company has been adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales (solar power and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) and asset management through long-term operations and maintenance (“O&M”) contracts, currently with 9.3 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

In January 2024, the Company announced a $500 million investment from BlackRock. The investment will provide Recurrent Energy with additional capital to grow its high value project development pipeline while executing its strategy to transition from a pure developer to a developer plus long-term owner and operator in select markets including the U.S. and Europe. This transition is expected to create a more diversified portfolio and provide more stable long-term revenue in low-risk currencies and enable Recurrent Energy to create and retain greater value in its own project development pipeline.

The perimeter of the transaction includes the U.S., Canada, Spain, Italy, the U.K., France, the Netherlands, Germany, South Africa, Brazil, Chile, Colombia, Australia, South Korea and Taiwan; and excludes Canadian Solar's project development business in China and Japan, and certain assets in Latin America and Taiwan. Closing of the transaction is subject to regulatory approvals and certain terms and conditions in accordance with the transaction agreements.

The $500 million investment will represent 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy after the closing of the investment.

Project Development Pipeline – Solar

As of March 31, 2024, Recurrent Energy’s total solar project development pipeline was 26.3 GWp, including 1.5 GWp under construction, 5.0 GWp of backlog, and 19.8 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements, and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

The following table presents Recurrent Energy’s total solar project development pipeline.

Solar Project Development Pipeline (as of March 31, 2024) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	424	212	1,432	4,281	6,349
Europe, the Middle East, and Africa (“EMEA”)	47**	2,377	2,408	5,110	9,942
Latin America	896**	867	83	2,832	4,678
Asia Pacific excluding China and Japan	-	173	718	1,418	2,309
China	100	1,220**	-	1,460	2,780
Japan	32	164	14	30	240
Total	1,499	5,013	4,655	15,131	26,298

*All numbers are gross MWp. **Including 388 MWp in construction and 159 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of March 31, 2024, Recurrent Energy’s total battery energy storage project development pipeline was 55.9 GWh, including 4.3 GWh under construction and in backlog, and 51.6 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of March 31, 2024) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	1,600	2,180	15,084	18,864
EMEA	-	150	6,057	18,174	24,381
Latin America	-	1,725	800	-	2,525
Asia Pacific excluding China and Japan	8	440	400	1,240	2,088
China	400	-	-	6,000	6,400
Japan	-	8	767	900	1,675
Total	408	3,923	10,204	41,398	55,933

Projects in Operation – Solar Power and Battery Energy Storage Power Plants (Including Unconsolidated Projects)

As of March 31, 2024, the solar power plants in operation totaled around 1.2 GWp, with a combined estimated net resale value of approximately $850 million. The estimated net resale value is based on selling prices that Recurrent Energy is currently negotiating or comparable asset sales. Battery energy storage plants in operation totaled 600 MWh as of March 31, 2024.

Power Plants in Operation*
	North America	EMEA	Latin America	Asia Pacific ex. China and Japan	China	Japan	Total
Solar (MWp)	-	54	836	6	292	59	1,247
Battery Energy Storage (MWh)	280		-	20	300	-	600

*All numbers are net MWp or MWh owned by Recurrent Energy; total gross MWp of solar projects is 1,992MWp and total gross battery energy storage projects is 1,720 MWh, including volume that is already sold to third parties.

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
Net revenues	39,433	53,750	20,052
Cost of revenues	26,381	31,995	12,843
Gross profit	13,052	21,755	7,209
Operating expenses	33,573	22,938	22,414
Loss from operations*	(20,521)	(1,183)	(15,205)
Gross margin	33.1%	40.5%	36.0%
Operating margin	-52.0%	-2.2%	-75.8%
* Loss from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules and Solar System Kits

CSI Solar shipped 6.3 GW of solar modules and solar system kits to more than 70 countries in the first quarter of 2024. For the first quarter of 2024, the top five markets ranked by shipments were China, the U.S., Pakistan, Brazil and Spain.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*
	March 2024 Actual	June 2024 Plan	December 2024 Plan
Ingot	20.4	20.4	50.4
Wafer	24.0	28.0	50.0
Cell	48.4	48.4	55.7
Module	58.0	60.0	61.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

e-STORAGE is CSI Solar’s utility-scale battery energy storage platform. e-STORAGE provides customers with competitive turnkey, integrated, utility-scale battery energy storage solutions, including bankable, end-to-end, utility-scale, turnkey battery energy storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of March 31, 2024, e-STORAGE had a total project turnkey pipeline of around 56 GWh, which includes both contracted and in-construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had approximately 3.1 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

As of March 31, 2024, the contracted backlog, including contracted long-term service agreements, was $2.5 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

Battery Energy Storage Manufacturing Capacity, GWh*	March 2024 Actual	December 2025 Plan
SolBank	20.0	30.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
Net revenues	1,342,153	1,701,320	1,709,730
Cost of revenues	1,094,568	1,494,723	1,394,121
Gross profit	247,585	206,597	315,609
Operating expenses	165,113	166,120	146,151
Income from operations	82,472	40,477	169,458
Gross margin	18.4%	12.1%	18.5%
Operating margin	6.1%	2.4%	9.9%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q1 2024	% of Net Revenues	Q4 2023	% of Net Revenues	Q1 2023	% of Net Revenues
Americas	676	53	579	35	632	38
Asia	417	32	738	45	555	33
Europe and others	197	15	331	20	494	29
Total	1,290	100	1,648	100	1,681	100

*Excludes sales from CSI Solar to Recurrent Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the second quarter of 2024, the Company expects total revenue to be in the range of $1.5 billion to $1.7 billion. Gross margin is expected to be between 16% and 18%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 7.5 GW to 8.0 GW, including approximately 100 MW to the Company’s own projects. Total battery energy storage shipments by CSI Solar in the second quarter of 2024 are expected to be between 1.4 GWh to 1.6 GWh, including about 800 MWh to the Company’s own projects.

For the full year of 2024, the Company expects total module shipments to be in the range of 35 GW to 40 GW and CSI Solar’s total battery energy storage shipments in the range of 6.0 GWh to 6.5 GWh, including approximately 2 GW and 2.5 GWh respectively to the Company’s own projects. The Company’s total revenue is expected to be in the range of $7.3 billion to $8.3 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “Our updated shipment and revenue guidance reaffirms our commitment to profitable growth, as we strategically manage volume to protect our margins in a difficult macroenvironment. With the market continuing to rebalance, we remain hopeful about improving economics in the second half of the year, driven by both price normalization and further reductions to our manufacturing costs. Canadian Solar is well-equipped to weather this cycle, thanks to our continual investment in technological innovation; strong position with e-STORAGE, on track to achieve a record-breaking year; and Recurrent Energy, poised to implement its business model transformation.”

Recent Developments

Canadian Solar

On May 8, 2024, Canadian Solar announced it won three battery storage system (“BESS”) projects, totaling 193 MW, in Japan’s first Long-Term Decarbonization Power Source Auction (“LTDA”). Canadian Solar secured 13.3% of the total awarded energy storage projects.

On April 29, 2024, Canadian Solar announced it won Environmental Finance’s Green Project Bond of the Year award for its JPY18.5 billion ($120 million) green samurai private placement issued in 2023. The bond empowers Canadian Solar’s global development business, Recurrent Energy, to grow its solar and battery energy storage projects under development and asset management business. Environmental Finance is an industry-leading global publication, and its annual Sustainable Debt Awards celebrate leading green, social, sustainable and sustainability-linked bond and loan deals and recognize market innovations.

On April 17, 2024, Canadian Solar announced it was awarded a Silver rating from EcoVadis, one of the world's largest and most trusted providers of business sustainability ratings, headquartered in Paris, France. The rating score also placed Canadian Solar in the top 5% of companies rated by EcoVadis within the company's industry. Notably, within the industry, Canadian Solar ranked among the top 3% and top 4% for environment and sustainable procurement, respectively.

Recurrent Energy

On April 15, 2024, Canadian Solar announced it secured 343 million Brazilian reais (approximately $70 million) of non-recourse project financing from Banco do Nordeste do Brasil S.A. (BNB) to support construction and operation of its 152 MWp Jaiba III solar project in Brazil. Recurrent has secured a 15-year, inflation-adjusted power purchase agreement for the project through a private auction with Usiminas, the leading flat steel company in Brazil. The project is currently under construction and is expected to be in operation in the fourth quarter of 2024.

On April 3, 2024, Canadian Solar announced it secured a multi-currency facility of up to €110 million ($120 million) from a group of international banks led by Investec Bank Plc. The facility consists of a €55 million term loan and a €55 million revolving credit facility with a total duration of three years. The funding will support Recurrent Energy in the execution of its global solar PV and energy storage project pipeline, as it transitions to become an independent power producer (IPP) and accelerates its growth strategy.

On March 20, 2024, Canadian Solar announced the acquisition of a solar PV portfolio in the south of Spain, with a capacity of more than 420 MWp. The portfolio is located in Carmona, a municipality in Seville (Andalusia) and consists of a cluster of four projects, Rey I, II, III, and IV. These projects are currently under construction and will feature Canadian Solar TopBiHiKu 7 N-type bifacial TOPCon technology modules.

Conference Call Information
The Company will hold a conference call on Thursday, May 9, 2024, at 8:00 a.m. U.S. Eastern Time (8:00 p.m., Thursday, May 9, 2024, in Hong Kong) to discuss its first quarter 2024 results and business outlook. The dial-in phone number for the live audio call is +1-800-717-1738 (toll-free from the U.S.), +852 5808 0636 (from Hong Kong), +86 010 8783 3254 (local dial-in from Mainland China) or +1-646-307-1865 from international locations. The conference ID is 60603. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, May 23, 2024 (11:00 a.m. May 24, 2024, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations.  The replay pin number is 1160603. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 23 years, Canadian Solar has successfully delivered over 125 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected over 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects across the world. Currently, the Company has over 1.2 GWp of solar power projects in operation, 6.5 GWp of projects under construction or in backlog (late-stage), and an additional 19.8 GWp of projects in advanced and early-stage pipeline. In addition, the Company has 600 MWh of battery energy storage projects in operation and a total battery energy storage project development pipeline of around 56 GWh, including approximately 4.3 GWh under construction or in backlog, and an additional 51.6 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 26, 2024. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of March 31, 2024 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,342,153	$39,433	$(52,475)	$1,329,111
Cost of revenues	1,094,568	26,381	(44,591)	1,076,358
Gross profit	247,585	13,052	(7,884)	252,753
Gross margin	18.4%	33.1%	—	19.0%
Income (loss) from operations (2)	$82,472	$(20,521)	$(12,879)	$49,072

Supplementary Information:
Interest expense (3)	$(15,709)	$(14,289)	$(4,869)	$(34,867)
Interest income (3)	31,869	2,404	29	34,302

Cash and cash equivalents	$1,819,182	$251,421	$6,889	$2,077,492
Restricted cash – current and noncurrent	815,776	865	—	816,641
Non-recourse borrowings	—	480,799	—	480,799
Other short-term and long-term borrowings	2,036,675	1,251,319	—	3,287,994
Green bonds and convertible notes	—	152,520	227,793	380,313

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended March 31, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,709,730	$20,052	$(28,501)	$1,701,281
Cost of revenues	1,394,121	12,843	(23,684)	1,383,280
Gross profit	315,609	7,209	(4,817)	318,001
Gross margin	18.5%	36.0%	—	18.7%
Income (loss) from operations (2)	$169,458	$(15,205)	$(8,649)	$145,604

Supplementary Information:
Interest expense (3)	$(13,588)	$(5,065)	$(1,795)	$(20,448)
Interest income (3)	6,477	1,452	27	7,956

(1) Includes inter-segment elimination, and unallocated corporate items not considered part of management’s evaluation of business segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

(3) Represents interest expenses payable to and interest income earned from third parties.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended March 31, 2024	Three Months Ended December 31, 2023	Three Months Ended March 31, 2023
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$912,150	$1,243,066	$1,454,876
Solar system kits	99,247	144,492	133,587
Battery energy storage solutions	251,473	195,899	14,810
EPC and others	26,808	64,830	77,956
Subtotal	1,289,678	1,648,287	1,681,229
Recurrent Energy Revenues:
Solar power and battery energy storage asset sales	6,044	21,449	4,621
Power services (O&M) and asset management	15,868	15,910	8,687
Electricity revenue from operating portfolio and others	17,521	16,391	6,744
Subtotal	39,433	53,750	20,052
Total net revenues	$1,329,111	$1,702,037	$1,701,281

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data)
	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Net revenues	$1,329,111	$1,702,037	$1,701,281
Cost of revenues	1,076,358	1,488,633	1,383,280
Gross profit	252,753	213,404	318,001

Operating expenses:
Selling and distribution expenses	88,412	93,847	88,371
General and administrative expenses	94,693	108,236	78,648
Research and development expenses	34,279	31,503	17,307
Other operating income, net	(13,703)	(20,759)	(11,929)
Total operating expenses	203,681	212,827	172,397

Income from operations	49,072	577	145,604
Other income (expenses):
Interest expense	(34,867)	(33,247)	(20,448)
Interest income	34,302	15,632	7,956
Gain (loss) on change in fair value of derivatives, net	(16,694)	(7,039)	7,601
Foreign exchange gain (loss), net	12,913	7,058	(20,860)
Investment income, net	169	1,965	8,380
Total other expenses	(4,177)	(15,631)	(17,371)

Income (loss) before income taxes and equity in earnings of affiliates	44,895	(15,054)	128,233
Income tax benefit (expense)	(9,677)	4,650	(28,715)
Equity in earnings of affiliates	1,005	7,204	7,311
Net income (loss)	36,223	(3,200)	106,829

Less: Net income (loss) attributable to non-controlling interests	23,871	(1,814)	23,117

Net income (loss) attributable to Canadian Solar Inc.	$12,352	$(1,386)	$83,712

Earnings (loss) per share - basic	$0.19	$(0.02)	$1.30
Shares used in computation - basic	66,164,560	66,035,331	64,517,935
Earnings (loss) per share - diluted	$0.19	$(0.02)	$1.19
Shares used in computation - diluted	66,642,725	66,035,331	71,424,749

Canadian Solar Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)
(In Thousands of U.S. Dollars)
	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Net Income (loss)	$36,223	$(3,200)	$106,829
Other comprehensive income (loss):
Foreign currency translation adjustment	(53,813)	82,692	23,250
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	880	(2,897)	339
Gain (loss) on interest rate swap, net of tax	965	(2,821)	(105)
Share of gain (loss) on changes in fair value of derivatives of affiliate, net of tax	1,134	3,074	(610)
Comprehensive income (loss)	(14,611)	76,848	129,703
Less: comprehensive income attributable to non-controlling interests	20,337	17,324	25,162
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(34,948)	$59,524	$104,541

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)
	March 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$2,077,492	$1,938,689
Restricted cash	812,145	999,933
Accounts receivable trade, net	809,398	904,943
Accounts receivable, unbilled	125,538	101,435
Amounts due from related parties	35,260	40,582
Inventories	1,394,996	1,179,641
Value added tax recoverable	168,622	162,737
Advances to suppliers, net	228,547	193,818
Derivative assets	4,004	9,282
Project assets	277,945	280,793
Prepaid expenses and other current assets	243,751	283,600
Total current assets	6,177,698	6,095,453
Restricted cash	4,496	7,810
Property, plant and equipment, net	3,052,995	3,088,442
Solar power systems, net	1,164,625	951,513
Deferred tax assets, net	277,923	263,458
Advances to suppliers, net	201,178	132,218
Investments in affiliates	237,521	236,928
Intangible assets, net	35,390	19,727
Project assets	703,702	576,793
Right-of-use assets	232,282	237,007
Amounts due from related parties	38,282	32,313
Other non-current assets	240,678	254,098
TOTAL ASSETS	$12,366,770	$11,895,760

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (Continued)
(In Thousands of U.S. Dollars)
	March 31,	December 31,
	2024	2023
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$2,180,348	$1,805,198
Accounts payable	818,189	813,677
Short-term notes payable	895,607	878,285
Amounts due to related parties	1,016	511
Other payables	1,278,844	1,359,679
Advances from customers	362,323	392,308
Derivative liabilities	10,005	6,702
Operating lease liabilities	19,497	20,204
Other current liabilities	472,659	587,827
Total current liabilities	6,038,488	5,864,391
Long-term borrowings	1,588,445	1,265,965
Green bonds and convertible notes	380,313	389,033
Liability for uncertain tax positions	5,847	5,701
Deferred tax liabilities	82,637	82,828
Operating lease liabilities	111,606	116,846
Other non-current liabilities	468,018	465,752
TOTAL LIABILITIES	8,675,354	8,190,516
Equity:
Common shares	835,543	835,543
Additional paid-in capital	298,480	292,737
Retained earnings	1,562,059	1,549,707
Accumulated other comprehensive loss	(166,044)	(118,744)
Total Canadian Solar Inc. shareholders’ equity	2,530,038	2,559,243
Non-controlling interests	1,161,378	1,146,001
TOTAL EQUITY	3,691,416	3,705,244
TOTAL LIABILITIES AND EQUITY	$12,366,770	$11,895,760

Canadian Solar Inc.
Unaudited Condensed Statements of Cash Flows
(In Thousands of U.S. Dollars)
	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
Operating Activities:
Net income (loss)	$36,223	$(3,200)	$106,829
Adjustments to reconcile net income to net cash (used in) provided by operating activities	158,350	171,051	67,738
Changes in operating assets and liabilities	(486,060)	22,146	(127,395)
Net cash (used in) provided by operating activities	(291,487)	189,997	47,172

Investing Activities:
Purchase of property, plant and equipment	(266,462)	(295,086)	(233,032)
Purchase of solar power systems	(173,341)	(183,277)	(109,866)
Other investing activities	6,832	(17,011)	(11,083)
Net cash used in investing activities	(432,971)	(495,374)	(353,981)

Financing Activities:
Other financing activities	723,412	222,216	379,749
Net cash provided by financing activities	723,412	222,216	379,749
Effect of exchange rate changes	(51,253)	36,561	33,090
Net increase (decrease) in cash, cash equivalents and restricted cash	(52,299)	(46,600)	106,030
Cash, cash equivalents and restricted cash at the beginning of the period	$2,946,432	$2,993,032	$1,969,503
Cash, cash equivalents and restricted cash at the end of the period	$2,894,133	$2,946,432	$2,075,533